APOLLO DIVERSIFIED REAL ESTATE FUND

Class A Shares (GIREX), Class C Shares (GCREX), Class I Shares (GRIFX),
Class L Shares (GLREX), and Class M Shares (GMREX) of Beneficial Interest

Supplement dated August 28, 2025 to the

Statements of Additional Information dated February 1, 2025

This prospectus supplement (“Supplement”) revises each prospectus (“Prospectus”) and Statement of Additional Information (“SAI”), dated February 1, 2025, for the Apollo Diversified Real Estate Fund (the “Fund”) as described below. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus and/or the SAI. Please review this important information carefully.

Due to the resignation of Robb Chapin as a Trustee of the Board of Trustees (the “Board”) of the Fund, Ira Cohen, Christine Gallagher, Nathan Headrick, Michael Porter and Stuart Rothstein (the “Nominees”) were nominated for election to the Board by Robb Chapin, Ira Cohen and Nathan Headrick, each of whom is not deemed to be an “interested person” (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Fund, the Fund’s investment adviser, or the Fund’s distributor (“Independent Trustee”), serving as an ad hoc nominating committee, and the Board, including the Independent Trustees, unanimously determined to submit each Nominee to the Fund’s shareholders for election. The Board noted these factors as consistent with good governance and that the transition to the Nominees was not likely to adversely affect the Fund.

The Board then approved the nomination of the Nominees and recommended that the Fund’s shareholders elect the Nominees at a special meeting of shareholders called by the Board for that purpose (the “Special Meeting”). On August 27, 2025, the Special Meeting was held with a quorum of the holders of fifty percent (50%) of the outstanding shares of the Fund (including broker non-votes and abstentions) entitled to vote at the meeting (virtually or by proxy) present. At the Special Meeting, shareholders elected all Nominees to the Board in excess of the plurality requirement mandated in the Fund’s Declaration of Trust and By-Laws. Upon their election at the Special Meeting, the Nominees are now Trustees of the Board.

Ira Cohen, Christine Gallagher, Nathan Headrick and Michael Porter are considered Independent Trustees, and Stuart Rothstein is considered a Trustee who is an “interested person” as that term is defined in the 1940 Act, due to his affiliation with Apollo Global Management, Inc. and its consolidated subsidiaries. Messrs. Cohen and Headrick have served as Independent Trustees of the Fund since its inception.

This Supplement provides additional information regarding the Trustees elected at the Special Meeting.

Effective as of the Effective Date, the following changes are made to the Prospectus:

The following replaces the sub-section captioned “Trustees and Officers” in the “Management of the Fund” section of the Prospectus in its entirety:

Trustees and Officers

The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of five Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Effective as of the Effective Date, the following changes are made to the SAI:

The following replaces the first paragraph of the “Management of the Fund” section of the SAI in its entirety:

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of five individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Interested Trustees”) and four of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Independent Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

The following replaces the sub-section captioned “Board Risk Oversight” in the “Management of the Fund” section of the SAI in its entirety:

Board Risk Oversight

The Board is comprised of five Trustees, four of whom are Independent Trustees. The Board has established an independent Audit Committee with a separate chair and an independent Governance Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

The following replaces the sub-section captioned “Trustee Qualifications” in the “Management of the Fund” section of the SAI in its entirety:

Trustee Qualifications

Ira Cohen. Mr. Cohen is a successful mutual fund executive with over 44 years of retail, offshore and institutional experience. He currently serves as an Independent Chairman of the Board of Trustees for the Angel Oak Funds Trust as well as an Independent Trustee for multiple fund boards including the Valued Advisor’s Series Trust, the Apollo Diversified Real Estate Fund, the CRM Family of Funds and as the independent Chairman of the US Fixed Income Trust. Over the past 20 + years Mr. Cohen has served as Managing Partner of a boutique consulting company providing advisory and compliance-related services to firms such as Depository Trust & Clearing Company (DTCC) and FINRA. Previously he has held senior positions at INVESCO (formerly known as AIM Investments), Prudential and The Bank of New York. As a highly sought after thought leader, Mr. Cohen is a frequent speaker at top industry conferences. Mr. Cohen has held FINRA registered Series 6, Series 26 and Series 63 licenses.

Christine “C.C.” Gallagher. Ms. Gallagher serves as the Customer Experience (CX) Social Impact & Strategic Initiatives Manager at Leidos QTC Health Services. Commencing in March 2021, Ms. Gallagher has held the roles of Chief of Staff, Leidos Military & Veterans Health Solutions; Communications and Engagement Manager, Military and Family Life Counseling (MFLC) Program (West). She is also president of Military Quality of Life Consulting (MQOLC), LLC, a company she founded in 2015 that equips professional organizations to fulfill their goal of supporting the military community through corporate social responsibility, corporate philanthropy and cause marketing. In 2020, MQOLC’s mission expanded with a new product offering, The Stressless PCS Kit. From 2015 to 2019, Ms. Gallagher served as an agile IT project manager for BAM Technologies, LLC. She has served as a program director for multiple national military service organizations during her career. She was a Lecturer, Faculty Academic Advisor and Adjunct Professor at Troy University and Austin Peay State University in each of the respective school’s communications department from 2009 to 2016. Ms. Gallagher has served on the board of several national and local military service organizations. Ms. Gallagher has a Master of Science from the University of Tennessee and a Bachelor of Science from the University of Florida.

Nathan Headrick. Mr. Headrick has served as a Trustee of the Fund since inception. Mr. Headrick was a founder and Managing Director of BluWater Development from 2019-2024. Mr. Headrick helped create and place $14 billion of securities, representing dozens of private funds and public funds with KKR, Macquarie, CNL and CB Richard Ellis. In 2008, Mr. Headrick was inducted into the bar of the United States Supreme Court. The same year, he received the Orlando Business Journal 40 Under 40 Award. His community activities include service on the boards of the Class of 1938 Foundation, the Orange County Regional History Center, Junior Achievement of Florida, Florida Children’s Hospital, and United Cerebral Palsy of Central Florida. Mr. Headrick earned his Juris Doctor from Georgetown University Law Center. He additionally holds a Masters of Theology from Harvard University and is a graduate of the University of North Carolina.

Michael Porter. He also currently serves on the Board of Directors of Ednovate Charter School, joining that board in December 2020. Previously, Mr. Porter worked at Netflix for over a decade, most recently holding the position VP, Corporate Development & Strategy. Prior to joining Netflix, Mr. Porter spent two years as an investment associate, including at Vista Equity Partners, focusing on software private equity products. He also worked as an entertainment finance associate in J.P. Morgan Chase’s Entertainment Industries Group. Mr. Porter has over fifteen years of finance experience related to equity research, corporate development, investment banking and private equity. Mr. Porter has an MBA from Harvard Business School and a B.A. in international business from the University of California, Berkeley.

A list of the Trustees and executive officers of the Trust and their principal occupation and other directorships over the last five years are shown below. Unless otherwise noted, the address of each Trustee and Officer is 9 West 57th Street, New York, New York 10019.

The following replaces the table captioned “Independent Trustees” in the “Management of the Fund” section of the SAI in its entirety:

Independent Trustees

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Ira Cohen (1959)	Trustee Since 2014	Executive Vice President, Recognos Financial (financial data services firm), 2015 – present; and Chief Executive Officer, Ira Cohen Consulting, LLC (mutual fund operations consulting firm), 2005 – present.	1	Trustee, Angel Oak Credit Opportunities Term Trust, 2021 – present; Trustee Angel Oak Financial Strategies Income Term Trust, 2018 – present; Trustee, Angel Oak Strategic Credit Fund, 2017 – present; Trustee, Angel Oak Funds Trust (for all of its series), 2014 – present; Trustee, Valued Advisers Trust (all series), 2010 – present. Formerly, Trustee, Angel Oak Dynamic Financial Strategies Income Term Trust, 2019 – 2022; Trustee, Apollo Diversified Credit Fund, 2017 – 2022.
Christine Gallagher (1985)	Trustee Since 2025	Customer Experience (CX) Social Impact & Strategic Initiatives Manager at Leidos QTC Health Services; Chief of Staff, Leidos Military & Veterans Health Solutions; Communications and Engagement Manager, Military and Family Life Counseling (MFLC) Program (West) from March 2021-present; President of Military Quality of Life Consulting, LLC, a military support and consulting company, from 2015-present.	4	Trustee, Apollo S3 Private Markets Fund, 2023 – present; Trustee, Apollo Diversified Credit Fund, 2022 – present; Trustee, Apollo Debt Solutions BDC, 2021 – present.
Nathan Headrick (1978)	Trustee Since 2014	Managing Director, BluWater Development (financial services firm), 2019 – 2024.	1	Formerly, Trustee, Apollo Diversified Credit Fund, 2017 – 2022.
Michael Porter (1983)	Trustee Since 2025	Corporate Development and Strategy at Netflix from 2014-2025; Board of Directors of Ednovate Charter School from December 2020-present.	4	Trustee, Apollo S3 Private Markets Fund, 2023 – present; Trustee, Apollo Diversified Credit Fund, 2022 – present; Trustee, Apollo Debt Solutions BDC, 2021 – present.

The following replaces the paragraph and the table thereunder of the sub-section captioned “Trustee Ownership” in the “Management of the Fund” section of the SAI in their entirety:

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2024.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)(2)
Ira Cohen	None	None
Christine Gallagher(3)	None	$50,001—$100,000
Nathan Headrick	None	None
Michael Porter(3)	None	$10,001—$50,000
Stuart Rothstein(4)	None	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	The dollar range of equity securities beneficially owned are: None, $1—$10,000, $10,001—$50,000, $50,001—$100,000 or over $100,000.
(3)	Christine Gallagher and Michael Porter joined the Board of Trustees on August 27, 2025.
(4)	Stuart Rothstein joined the Board of Trustees on December 31, 2024.

The following replaces the sub-section captioned “Compensation” in the “Management of the Fund” section of the SAI in its entirety:

Compensation

Each Independent Trustee receives an annual retainer of $57,750, paid quarterly, as well as reimbursement for any reasonable expenses incurred attending the meetings and $500 per Independent Trustee per each special telephonic meeting (exclusive of one special telephonic meeting per year). The Chair of the Audit Committee receives an additional $15,750 annually. None of the executive officers, with the exception of the Chief Compliance Officer, receive compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.

The table below details the amount of compensation the Trustees received from the Trust during the fiscal year ended September 30, 2024. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Robb Chapin(1)	$57,750	None	None	$57,750
Ira Cohen	$73,500	None	None	$73,500
Christine Gallager(2)	N/A	N/A	N/A	N/A
Nathan Headrick	$57,750	None	None	$57,750
Michael Porter(2)	N/A	N/A	N/A	N/A
Stuart Rothstein(3)	N/A	N/A	N/A	N/A
Randy Anderson(4)	None	None	None	None

(1)	Mr. Chapin resigned from his position as a Trustee effective August 27, 2025.
(2)	Ms. Gallagher and Mr. Porter began serving as Trustees effective August 27, 2025.
(3)	Mr. Rothstein began serving as a Trustee effective December 31, 2024.
(4)	Dr. Anderson resigned from his position as a Trustee effective December 31, 2024.

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This Supplement, and each Prospectus and SAI for Class A, Class C, Class I, Class L and Class M Shares dated February 1, 2025, of the Fund provide relevant information for all shareholders. Each Prospectus and SAI of the Fund have been filed with the U.S. Securities and Exchange Commission and are incorporated by reference. These can be obtained without charge by calling the Fund at 1-888-926-2688 or by visiting www.apollo.com/adref.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE